CODE OF ETHICS

The Code of Ethics elaborates on the guiding principles found in the Code of Conduct. Specifically, the Code of Ethics details the Firm’s policies and procedures regarding issue such as:

•	Personal Trading

•	Restricted and Exempt Securities

•	Beneficial Ownership

•	Pre-Clearance Procedures

•	Insider Trading

•	Serving as an Officer, Trustee or Director of and another Organization

•	Gifts and Entertainment Guidelines

The Code of Ethics is predicated on the principle that the Firm owes a fiduciary duty to its investors. Accordingly, Employees must avoid activities, interests and relationships that run contrary (or appear to run contrary) to the best interests of investors. At all times, Employees must:

•

Place investor interests ahead of the Firm’s – As a fiduciary, the Firm must serve in its investors’ best interests. In other words, the Employees may not improperly benefit at the expense of investors. This concept is particularly relevant when Employees are making personal investments in securities traded by investors which are restricted by the Firm.

•	Engage in personal investing that is in full compliance with the Firm’s Code of Ethics – Employees must review and abide by the Firm’s personal securities transaction and insider trading policies.

Compliance with Applicable Securities Laws

ALL EMPLOYEES MUST COMPLY WITH APPLICABLE PROVISIONS OF FEDERAL SECURITIES LAWS, AND ARE REQUIRED TO PROMPTLY REPORT ANY VIOLATIONS OF THE CODE OF ETHICS TO THE CCO.

Personal Securities Transaction Policy

Except as provided below for certain types of securities, Employees are prohibited from making direct purchases or short sales of securities in which they have direct or indirect beneficial ownership. Employees may be permitted to sell securities they currently hold or may hold in the future (whether as the result of gift, bequest, other similar transfer, or acquired prior to employment), subject to approval by the CCO as outlined by the Pre-Clearance Procedures set forth below. On occasion, the CCO may exempt certain transactions on a case-by-case basis.

Securities and Instruments that are not Securities

The Firm will regard the following as securities for purposes of complying with this policy: certain interests or shares in a management investment company registered under the Investment Company Act of 1940 to which the Firm serves as an Advisor or Sub-Advisor, any note, stock, treasury security, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, fractional undivided interest in oil, gas, or other mineral rights, any options, or in general, any interest or instrument commonly known as a security. For purposes of clarity, interests or shares in The Wilshire Mutual Funds, Inc. shall be deemed a Security with respect to complying with this policy.

Commodities, futures and options traded on a commodities exchange, including currency futures are not considered securities. However, futures and options on any group or index of securities will be considered securities.

Exempt Securities

Investments in Treasury securities, certificates of deposit, commercial paper and other similar money market instruments, and shares of open-end mutual fund companies (with the exception of certain mutual fund companies registered under the Investment Company Act of 1940 to which the Firm serves as an Advisor or Sub-Advisor) are not subject to pre-clearance and reporting policies and procedures.

ETFs and Closed-End Mutual Funds

In addition to the exempt securities mentioned above, Employees may trade ETFs and Closed-End Mutual Funds. Though pre-approval from the CCO is unnecessary, Employees are required to have the brokerage firm through which the transactions occur send duplicate trade confirmations to the CCO. In addition to duplicate trade confirmation requirements, Employees must also report ETFs and Closed-end mutual funds on the Annual Holdings

Report, or instruct his/her brokerage firm to submit year-end duplicate account statements to the CCO no later than January 15th of each year.

Private Placements

Employees wishing to acquire or redeem beneficial ownership of securities in a private placement must receive written approval from the CCO by completing the appropriate section of the Personal Trading Pre-Clearance Form (Attachment A). In addition to the pre-clearance, Employees are required to submit an executed copy of the subscription agreement or similar documentation to the CCO upon receipt of said agreement. In determining whether to grant approval, the CCO will evaluate each request on a case-by-case basis to determine whether or not the Employee’s acquisition of the private placement precludes investors from purchasing the security; includes special terms, conditions or treatment resulting from the Employee’s position with the Firm; or, presents other conflicts to clients or the Firm.

Initial Public Offerings

Employees are prohibited from acquiring beneficial ownership of securities in an initial public offering.

Beneficial Ownership

Employees are considered to have beneficial ownership of securities if they have or share a direct or indirect pecuniary interest in the securities. Employees have a pecuniary interest in securities if they have the ability to directly or indirectly profit from a securities transaction.

The following are examples of indirect pecuniary interests in securities:

•

Securities held by members of Employees’ immediate family sharing the same household. Immediate family means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in- law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law. Adoptive relationships are included;

•	Employees’ interests as a general partner in securities held by a general or limited partnership; and

•	Employees’ interests as a manager/member in the securities held by a limited liability company.

Employees do not have an indirect pecuniary interest in securities held by entities in which they hold an equity interest unless they are a controlling equity holder or they share investment control over the securities held by the entity.

The following circumstances constitute beneficial ownership by Employees of securities held by a trust:

•	Ownership of securities as a trustee where either the Employee or members of the Employees’ immediate family have a vested interest in the principal or income of the trust;

•	Ownership of a vested beneficial interest in a trust; and

•	An Employee’s status as a settler of a trust, unless the consent of all of the beneficiaries is required in order for the Employee to revoke the trust.

Questions with respect to beneficial ownership should be directed to the CCO.

Pre-Clearance Procedures

The Firm’s Employees must receive written clearance for all personal securities transactions in which they have direct or indirect beneficial ownership before executing such transactions with the exception of exempt securities, ETFs and Closed-End Mutual Funds.

Prior to the sale of securities or purchase of a private placement, the Employee will complete the Firm’s Personal Trading Pre-Clearance Form (Attachment A). The Firm will maintain the pre-clearance forms in conjunction with the record-keeping rule.

Once pre-clearance is granted by the CCO, the Employee has the remainder of the day to execute the transaction, or for a time period specified by the CCO. The CFO will review and pre-clear the CCO’s trade requests. Unless otherwise noted, pre-clearance is not required for the exempted transactions noted herein. The CCO will maintain a “Watch List” of restricted securities which is updated each day by the Firm.

Reporting

Trade Duplicates from Broker/Dealers

Employees may only personally trade securities through a registered broker/dealer or through a company sponsored DRIP. Each Employee must require its broker/dealer(s) to send duplicate trade confirmations to the CCO. Otherwise, the Employee will be required to submit a quarterly transaction report or account statement detailing all securities activities. See Attachment B for a sample letter to be sent to all of your brokers regarding the Firm’s reporting requirements. The Employee’s trades that do not occur through a broker-dealer (i.e., purchase of a private investment fund), will report such transactions separately.

Initial and Annual Holdings Reports

New Employees are required to report all of their personal securities holdings using the attached holdings report (see Attachment C) or by having the Employee’s broker/dealers send account statements no later than 10 days after the commencement of their employment. The initial holdings report must be current as of a date no more than 45 days prior to the date the person becomes an Employee.

Existing Employees are required to provide the Firm with a complete list of securities holdings (holdings report or account statements) on an annual basis, on or before January 15th of each year. The report will be current as of a date no more than 45 days prior to the final date the report is due to be submitted.

Each holdings report or account statement must contain, at a minimum: (a) the title and type of security, the exchange ticker symbol or CUSIP number, number of shares, and principal amount of each reportable security in which the Employee has any direct or indirect beneficial ownership; (b) the name of any broker, dealer or bank with whom the Employee maintains an account in which any securities are held for the person’s direct or indirect benefit; and (c) the date the Employee submits the report. All Employees must sign the attached Annual Holdings Report even if he or she does not have any reportable securities and/or decides to have broker/dealers submit account statements.

The Firm will maintain these records in accordance with the record-keeping rule.

Trading and Review

The Firm strictly forbids “front-running” investor accounts, which is a practice generally understood to be an Employee’s personally trading ahead of investor accounts. The CCO will closely monitor Employees’ investment patterns to detect these abuses. The CFO will monitor the CCO’s personal securities transactions for compliance with the Personal Securities Transaction Policy.

If the Firm discovers that an Employee is personally trading contrary to the policies set forth above, the Employee will meet with the CCO to review the facts surrounding the transactions. This meeting will help the Firm determine the appropriate course of action.

Remedial Actions

The Firm takes the potential for conflicts of interest caused by personal investing very seriously. As such, the Firm has implemented remedial actions that are designed to discourage its Employees from violating the Personal Securities Transaction Policy. Employees should be aware that the Firm reserves the right to impose varied sanctions on policy violators including possible termination of employment depending on the severity of the policy violation.

Responsibility

The CCO will be responsible for administering the personal securities transaction policy. All questions regarding the policy should be directed to the CCO.

Insider Trading Policy

Section 204A of the Advisers Act requires every investment adviser to establish, maintain, and enforce written policies and procedures, taking into consideration the nature of such investment adviser’s business, reasonably designed to prevent the misuse of material, nonpublic information by such investment adviser or any person associated with such investment adviser. In accordance with Section 204A, the Firm has instituted procedures to reasonably prevent the misuse of nonpublic information.

Insider trading is generally considered to be trading either personally or on behalf of others on the basis of advanced knowledge of material non-public information or communicating material non-public information to others in violation of the law. In the past, securities laws have been interpreted to prohibit the following activities:

•	Trading by an insider while in possession of material non-public information about such applicable security; or

•	Trading by a non-insider while in possession of material non-public information, where the information was disclosed to the non-insider in violation of an insider’s duty to keep it confidential; or

•	Communicating material non-public information to others in breach of a fiduciary duty.

Any questions regarding the Firm’s Insider Trading Policy should be directed to the CCO.

Whom Does the Policy Cover?

This policy covers all Employees as well as any transactions in any securities participated in by family members, trusts or corporations directly or indirectly controlled by such persons. In addition, the policy applies to transactions engaged in by corporations in which the Employee is an officer, director or 10% or greater stockholder and a partnership of which the Employee is a partner unless the covered person has no direct or indirect control over the partnership.

What Information is Material?

Individuals may not be held liable for trading on inside information unless the information is material. “Material information” is generally defined as information for which there is a substantial likelihood that an investor would consider it important in making his or her investment decisions, or information that is reasonably certain to have a substantial effect on the price of a company’s securities. Advance knowledge of the following types of information is generally regarded as material:

•	Dividend or earnings announcements

•	Write-downs or write-offs of assets

•	Additions to reserves for bad debts or contingent liabilities

•	Expansion or curtailment of company or major division operations

•	New product/service announcements

•	Discovery or research developments

•	Criminal, civil and government investigations and indictments

•	Pending labor disputes

•	Debt service or liquidity problems

•	Merger, joint venture announcements

•	Tender offers, stock repurchase plans, etc.

•	Bankruptcy or insolvency problems

•	Recapitalization

Information provided by a company could be material because of its expected effect on a particular class of a company’s securities, all of the company’s securities, the securities of another company, or the securities of several companies. The misuse of material non-public information applies to all types of securities, including equity, debt, commercial paper, government securities and options.

Material information does not have to relate to a company’s business. For example, material information about the contents of an upcoming newspaper column may affect the price of a security, and therefore be considered material.

What Information is Non-Public?

In order for issues concerning insider trading to arise, information must not only be material, but also non-public. “Non-public” information generally means information that has not been available to the investing public.

Once material, non-public information has been effectively distributed to the investing public, it is no longer classified as material, non-public information. However, the distribution of non-public information must occur through commonly recognized channels for the classification to change. In addition, the information must not only be publicly disclosed, there must be adequate time for the public to receive and digest the information. Lastly, non-public information does not change to public information solely by selective dissemination.

Penalties for Trading on Insider Information

Severe penalties exist for firms and individuals that engage in the act of insider trading, including civil injunctions, treble damages, disgorgement of profits and jail sentences. Further, fines for individuals and firms found guilty of insider trading are levied in amounts up to three times the profit gained or loss avoided, and up to the greater of $1,000,000 or three times the profit gained or loss avoided, respectively.

Procedures to Follow if an Employee Believes that he/she Possesses Material, Non-Public Information

If an Employee has questions as to whether they are in possession of material, non-public information, they must inform the CCO and CFO as soon as possible. From this point, the Employee, CCO and CFO will conduct research to determine if the information is likely to be considered important to investors in making investment decisions, and whether the information has been publicly disseminated.

Given the severe penalties imposed on individuals and firms engaging in insider trading, Employees:

•	Will not trade the securities of any company in which they are deemed insiders who may possess material, non-public information about the company.

•	Will not engage in securities transactions of any company, except in accordance with the Firm’s Personal Securities Transaction Policy and the securities laws.

•	Will submit personal security trading reports in accordance with the Personal Security Transaction Policy.

•	Will not discuss any potentially material, non-public information with colleagues, except as specifically required by their position.

•	Will not proceed with any research, trading, etc. until the CCO informs the Employee of the appropriate course of action.

Serving as Officers, Trustees and/or Directors of Outside Organizations

Under certain circumstances, Employees may be granted permission to serve as directors, trustees or officers of outside organizations such as, public or private corporations, partnerships, charitable foundations and other not-for-profit institutions only after receiving prior written approval from the CCO and the President. Employees may also receive compensation for such activities. Approval will be granted on a case by case basis, subject to proper resolution of potential conflicts of interest. Outside activities will be approved only if any conflict of interest issues can be satisfactorily resolved and all of the necessary disclosures are made on Part II of Form ADV.

At certain times, the Firm may determine that it is in its investors’ best interests for an Employee(s) to serve as officers or on the board of directors of outside organizations. For example, a company held in investors’ portfolios may be undergoing a reorganization that may affect the value of the company’s outstanding securities and the future direction of the company. Serving as an officer or director with organizations outside of the Firm can, however, raise serious regulatory issues and concerns, including conflicts of interests and access to material non-public information.

An Employee may come into possession of material non-public information about an outside company, or other public companies. It is critical that a proper information barrier be in place between the Firm and the outside organization, and that the Employee does not communicate such information to other Employees in violation of the information barrier.

Similarly, the Firm may have a business relationship with the outside organization or may seek a relationship in the future. In those circumstances, the Employee must not be involved in the decision to retain or hire the Firm.

Political Contributions

The Firm has undertaken a policy of not making direct or indirect contributions to political candidates, political action committees or 527 groups. In addition, employees of the Firm are prohibited from, directly or indirectly, making campaign contributions to political candidates (“Restricted Candidates”) who, directly or indirectly, have authority over the disposition of investment capital which is (i) managed by the Firm (or its affiliates), or (ii) is being solicited for investment management by the Firm (or its affiliates), or (iii) to which a solicitation for investment management services by the Firm (or its affiliates) is reasonably foreseeable. In addition, employees of the Firm are prohibited from making contributions to political action committees or 527 groups to which such employee should reasonably know provides material support with respect to a Restricted Candidate’s candidacy or political campaign.

Gifts

Employees are prohibited from accepting investment opportunities or other gratuities from individuals seeking to conduct business with the Firm or on behalf of an investor. Generally, the only gifts the Firm receives include items of a de minimis nature such as cake and fruit baskets during the holiday season. However, Employees may accept gifts from a single giver in an aggregate amount of $100 or less on an annual basis. An Employee whom is the recipient of a gift from a service provider (or frequent gifts from the same giver) with an estimated cumulative value in excess of $100 must complete a Gift Acknowledgement Report (Attachment D) and submit it to the CCO. The CCO will evaluate each gift-related incident warranting a report on a case-by-case basis. In the event that the CCO determines that a gift from a service provider is inappropriate for acceptance by the intended recipient, such gift may (at the discretion of management) be returned to the sender or donated by the Firm to a charitable organization.

Entertainment Guidelines

When considering an entertainment offer sponsored by a current or prospective service provider, Employees must consider the actual and/or perceived conflict of interest participation in the event poses to the Firm and its clients. Generally, Employees may attend local business meals, sporting activities and other entertainment events at the expense of a giver, as long as the expense is reasonable and both the sponsor(s) and the Employee(s) are present. Any event or activity in which an Employee should reasonably believe to be excessive must be pre-approved by the CCO. The nature, cost and extent of the entertainment must be reasonable in context to its stated purpose and reasonably judged to lack actual or perceived conflict of interest.

The Firm takes the potential for conflict of interest presented by an Employee’s participation in extravagant or frequent entertainment events seriously and expects each Employee to use his or her best good judgment and integrity if presented with such an offer.

Responsibility

The CCO is responsible for administering all aspects of the Firm’s Code of Ethics. Employees are required to comply with the Firm’s Code of Ethics and must promptly report any violations to the CCO. All questions regarding the policy should be directed to the CCO.

Code of Ethics Training

The CCO will conduct Code of Ethics training:

•	annually on a Firm-wide basis;

•	for new Employees in conjunction with the issuance of the Manual upon commencement of employment with the Firm; and,

•	by issuing periodic reminders and instruction in accordance with the Firm’s compliance training program.

Attachment A

PERSONAL TRADING PRE-CLEARANCE FORM

Pre-clearance must be granted by the CCO prior to placing a trade restricted by the Firm’s personal trading policies, or in advance of the purchase or sale of a private placement. Pre-clearance is only good for the day of the approval unless otherwise specified by the CCO.

Security Name	Symbol	Type (stock, bond …)	Broker Dealer

Buy	Sell	Private Placement Name	Description	Executed Subscription Agreement Submitted to CCO
(Attached)

By signing below, I certify that:

•	I have no inside information or other knowledge pertaining to the proposed transaction(s) that constitutes a violation of Firm policy or applicable securities regulations.

•	The proposed transaction(s) presents no known conflicts or risks to clients or the Firm.

•	I am not receiving any special terms, conditions or treatment with respect to the proposed transaction(s) as a result of my position with the Firm.

Employee
(PRINT NAME)

Signed		Date

Approved		Date
Chief Compliance Officer or Designee

[Date]

[Broker Name & Address]

Dear [Name]:

With respect to the following account(s) listed below:

[Account Info]

Please send electronic duplicate trade confirmations generated by the account(s) listed above to the following person:

Chief Compliance Officer

Ranger Capital Group

300 Crescent Court, Suite 1100

Dallas, TX 75201

Phone: (214) 871-5207

Please contact the Chief Compliance Officer to confirm receipt of this letter.

Sincerely,

Chief Compliance Officer

300 CRESCENT COURT SUITE 1100 • DALLAS, TEXAS 75201

PHONE: (214) 871-5200 FAX: (214) 871-5201

Attachment C

INITIAL AND ANNUAL HOLDINGS REPORT

Employee Name:	Date:

Employee Signature:	Initial Report: Annual Report:

Broker/Dealer	Type of Security	Description or Name	Ticker Symbol	# of Shares	Principal Amount

Private Placements

By completing and signing this report, I certify that, (a) I have no other accounts with any other broker/dealers or banks, and (b) this is a complete list of my holdings of reportable securities in which I have direct or indirect beneficial ownership, including private placements.

A new Employee’s initial holdings report must be submitted no later than 10 days following commencement of employment with the Firm. Annual Holdings Reports must be submitted on or before the 15th day following each calendar -year end. The report must be current as of a date no more than 45 days prior to the date the report is required to be submitted.

An Employee must sign and date this report even if he or she does not own any reportable securities. Instructing your advisor or broker/dealer to submit annual account statements (with the information listed above), as well as signing and dating this report, is an acceptable option to completing the required information contained herein.

Attachment D

GIFT ACKNOWLEDGEMENT REPORT

Employee

Date

Sponsor & Employer

Gift

Dollar Amount of Gift

Comments

Employee Signature

CCO Signature

Date

In the Comment section, please describe the nature of the relationship between the Firm, Employee and Sponsor as well as any other pertinent information regarding the receipt of the gift.